100 Lenox Drive, Suite 200

Lawrenceville, NJ 08648

(609) 243-9111 Fax (609) 243-9333

www.stevenslee.com

Direct Dial:	(609) 243-6434
Email:	ech@stevenslee.com
Direct Fax:	(610) 371-7387

April 20, 2020

Ms. Jessica Livingston

Mr. Michael Clampitt

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4720

Re:	CCCB Bancorp, Inc.

Offering Statement on Form 1-A

Filed March 2, 2020

File No. 024-11167

Dear Mr. Clampitt and Ms. Livingston:

We are responding to your letter, dated March 27, 2020, relating to the aforementioned Offering Statement on Form 1-A of CCCB Bancorp, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response. In addition to the comment responses, please note that Amendment No. 1 to the Offering Statement on Form 1-A (“Amendment No. 1”) filed this date includes changes referred to in this letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offering Statement.

Furthermore, pursuant to Staff Accounting Bulletin No. 50, “Financial Statement Requirements in Filings Involving the Formation of a One-Bank Holding Company,” and Section F of Topic 1 of the Staff Accounting Bulletin Series, financial statements required by Regulation S-X and the information required by Securities Act Industry Guide 3 have not been included in the Offering Statement because the Company continues to satisfy each of the required conditions, and by filing Amendment No. 1, the Company reaffirms that there has been no material adverse change in the Bank’s financial condition since December 31, 2019.

United States Securities and Exchange Commission

Division of Corporation Finance

April 20, 2020

Form 1-A filed March 2, 2020

General

1.

We note that a vote by stockholders to approve the Reorganization is also a vote to approve the new Articles of Incorporation and Bylaws of CCCB Bancorp which will make more difficult a non-negotiated takeover, including supermajority voting requirements in connection with the approval of certain transactions and much greater limitations on the right of shareholders to bring matters before an annual meeting of shareholders. Please tell us how you determined that a separate vote regarding these changes was not required. Please also advise whether the Board has authority to amend the Bylaws without shareholder approval. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

Response: In response to the Staff’s comment, the Company has added a new proposal to be voted on by the Bank’s shareholders to approve the provisions in the Articles of Incorporation of the Company which will make more difficult a non-negotiated takeover and which are not currently in the Articles of Incorporation of the Bank. Please see Matter No. 5 beginning on page 60. With respect to the provisions in the Company’s Bylaws that will make more difficult a non-negotiated takeover (the “New Bylaw Provisions”), please be advised that the Bylaws of the Bank can be amended to add any of the New Bylaw Provisions without Bank shareholder approval. Therefore, we do not believe a shareholder vote on such provisions in the Holding Company Bylaws is necessary or appropriate. Further, the Company’s Articles of Incorporation and the Pennsylvania Business Corporation Law of 1988, as amended, authorize the Board to amend the Company’s Bylaws without shareholder approval.

2.

We note you have not disclosed the information required by Item 11, Compensation of Directors and Executive Officers, and we note the concerns you raise in your letter. Please revise to include. The disclosure requirements for Tier 1 companies are reduced to require only the annual compensation of the three highest paid persons who were executive officers or directors and the aggregate annual compensation of the issuer’s directors and the disclosure may be provided as a group rather than per individual specifying the total number of persons in the group. See Item 11(c).

Response: The Company has added disclosure regarding the three highest paid persons who were executive officers or directors of the Bank and the aggregate annual compensation of the Company’s directors as required by Item 11(c) of Form 1-A. The new disclosure begins on page 27 of the Offering Circular/Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

April 20, 2020

Q-6: Why is The Bank Reorganizing Itself into a Holding Company Structure?, page 1

3.

Disclose whether there are any plans, arrangements or understandings to acquire new businesses, expand into new businesses, or otherwise conduct a business combination or fundamental change to products or services.

Response: The Company disclosed on page 5 of the Offering Circular/Proxy Statement in the second paragraph under “SUMMARY – Reason for the Reorganization” that the Company has no specific plans to offer any of these financial services or to make any acquisitions. Q-6: Why is The Bank Reorganizing Itself into a Holding Company Structure?, has been revised to add to the end of the answer that there are no plans, arrangements or understandings to acquire new businesses, expand into new businesses, or otherwise conduct a business combination or fundamental change to products or services.

Questions and Answers About the Reorganization and The Bank Shareholders

Am I Entitled To Dissenters’ rights?, page 3

4.	If there is a level of dissenters that would result in the Board terminating the Reorganization into a holding company structure, please disclose.

Response: There is no set level of dissenters that would result in the Board terminating the Reorganization. The Board is permitted to terminate the Reorganization if one shareholder exercises dissenters’ rights. The board wishes to retain flexibility in this respect, especially with the uncertainty resulting from the coronavirus pandemic. If any shareholder dissents, the Board will evaluate whether to continue with the Reorganization based on (i) the total number of shareholders dissenting, (ii) the total number of shares they hold, (iii) the fair value of such shares that the Bank will have to pay, and (iv) the Bank’s existing capital levels and regulatory requirements.

Indebtedness of Management, page 25

5.

We note disclosure that there are loans to management and that you seem not to have disclosed the information required by Item 13 of Form 1-A. Please provide the disclosure required by Item 13 of Form 1-A to describe briefly any transactions or any currently proposed transactions during the last two completed fiscal years and the current fiscal year, to which CCCB Bancorp or any of its subsidiaries was or is to be a participant and the amount involved exceeds $50,000 and in which the listed persons have a material interest, including directors, executive officer, security holders and immediate family members, naming the person and stating his or her relationship to the issuer, the nature of the person’s interest in the transaction and the amount of such interest or advise.

United States Securities and Exchange Commission

Division of Corporation Finance

April 20, 2020

Response: The Company has added disclosure on pages 28 and 29 of the Offering Circular/Proxy Statement regarding any loan and other transactions with any of the officers and directors of the Bank and any other required parties during 2018, 2019, and 2020 that exceeds $50,000 as required by Item 13 of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.

Response: The Company hereby confirms that the offering will take place in one or more states pursuant to an exemption from registration under, and otherwise in compliance with, any applicable state securities law.

If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Response: No participant in the Company’s offering is required to clear its compensation arrangements with FINRA.

United States Securities and Exchange Commission

Division of Corporation Finance

April 20, 2020

***

Thank you for your attention to this matter. We look forward to working with the Commission to resolve and address these comments expeditiously. If you have further questions or need any further information, please do not hesitate to contact the undersigned at (609) 243-6434 or by email at ech@stevenslee.com.

Very truly yours,

STEVENS & LEE

Edward C. (“Ned”) Hogan

Enclosures

cc.	Mr. James L. Kifer, CCCB Bancorp, Inc.

Mr. Mark Brunhofer, Division of Corporation Finance

Ms. Bonnie Baynes, Division of Corporation Finance

Ms. Stephanie R. Hager, Stevens & Lee, P.C.